Part II: **Activities of the Broker-Dealer Operator and its Affiliates**

Item 1: <u>Broker-Dealer Operator Trading Activities on the ATS</u>

b. If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers?

Yes No

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences here.

Applicable Item numbers:
Item 5- USTA connect to the ATS via API
Item 7- Users do not have the ability to enter pegged orders. USTA has the ability to only enter pegged orders by API but such orders are de-prioritized if a retail User order is received at the same price.
Item 8- User orders cannot exceed $10,000 value or 10,000 shares, except for Get Out orders. USTA orders cannot exceed $100,000 or 50,000 shares.
Item 11- Users are not permitted to short sell, User orders are prioritized over USTA orders, Users initiate orders manually via the App. USTA can only enter pegged orders, which are generated algorithmically in response to liquidity requests generated by unmatched User orders. <u>USTA does not enter orders into the ATS for extended hours trading.</u>
<u>Item 18 - USTA does not enter orders into the ATS for extended hours trading.</u>
Item 19- USTA is not charged trading or membership fees to the ATS.

Item 4: <u>Arrangements with Trading Centers</u>

a. Are there any formal or informal arrangements (<u>e.g.,</u> mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (<u>e.g.,</u> arrangements to effect transactions or to submit, disseminate, or display orders and trading interest in the ATS)?

Yes No

If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.

The Broker Dealer Operator operates a customer order desk under the MPID USTT. <u>The NMS Stock ATS (MPID USTK) has an arrangement with USTT to accept routed orders from the ATS, described in more detail below. USTT is the only Trading Center that the Broker Dealer Operator may route User orders to from the ATS. Trades are executed by USTT on a riskless principal basis. If USTT receives a routed User order, it will route a Firm order to the street, representative of the User order at USTT. If the Firm representative order is executed with the street, USTT executes the User order at the same price and quantity as the Firm representative order. The ATS receives the execution from USTT, marks the original order as complete and the order no longer remains in the ATS. USTT reports the trade with the User as the counterparty to the trade in a riskless principal capacity.</u>

~~The NMS Stock ATS (MPID USTK) has an arrangement with USTT to accept routed orders from the ATS.~~ For

short sale restricted stocks, if USTA does not enter a contra buy order and User sell orders cannot be matched in the ATS, the ATS will route any unmatched quantity of the User order to USTT for USTT to execute in a riskless principal capacity. In this scenario, the original order remains in the ATS and the ATS will route any unmatched quantity of the original order as a day order to USTT. While the routed order is open with USTT, the original order in the ATS cannot be executed in the ATS. At the end of the regular trading session, any unexecuted portion of the original order will expire, if a day order, or remain in the ATS order book, if a GTD order. At the start of the next regular trading session, the original GTD order will be open in the ATS order book, and if the ATS does not match it with another User order, the ATS will send a liquidity request to USTA. If USTA is unable to enter a contra buy order and the original order is unable to match within the ATS, the ATS will route any unmatched quantity of the original order as a day order to USTT. There is no additional mark-up for these orders and Users are charged the same ATS transaction fees. Any fees from away markets or rebates obtained from away markets are debited or credited to USTT and not further charged or rebated to the User.

During extended hours trading, the ATS will accept User buy and sell orders with a time in force of extended hours and route these orders to USTT for USTT to execute in a riskless principal capacity. Extended hours orders will not be matched or executed in the ATS during extended hours trading. If the extended hours order is entered outside the regular trading session, the original order remains in the ATS and at the start of the extended trading session the ATS will route the full quantity of the original order to USTT. While the routed order is open with USTT, the original order in the ATS cannot be executed in the ATS. At the end of the extended trading session, any unexecuted portion of the routed order will be cancelled and the original order will remain in the ATS. The extended hours will be eligible for matching in the ATS if the next session is the regular session, or any unexecuted portion will be routed to USTT if the next session is the extended session. If an extended hours order is entered during the regular session, it will be eligible for matching and execution in the ATS during the regular session. At the end of the regular session, any unexecuted portion of the extended hours order will route to USTT for the next extended session.

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USTA does not receive liquidity requests for extended hours orders during extended hours trading or enter orders into the ATS for extended hours trading.

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During regular hours trading, in scenarios described in Part 3, Item 20, the Broker-Dealer Operator may use its discretion to determine if the trading system is not functioning correctly to route User buy and sell orders to USTT for USTT to execute in a riskless principal capacity.

Item 5: Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

Yes No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where

the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

The ATS offers a trading App accessible by Users (the Broker Dealer Operator's customers) using a smart phone, tablet or computer, through a mobile application or a web browser. There are two types of subscribers: "Users" and "Super User." A User is only allowed to trade if there is sufficient cash in his or her account to cover the cost of a buy order or a sufficient position in his or her account to facilitate the delivery of a sell order. User "buy" and "sell" orders having a dollar value greater than $10,000 per order and/or a shares size of greater than 10,000 shares are not accepted by the App, except for Get Out orders which have no maximum order value or size. Users are prohibited from selling short or trading through the App on margin.

Using an electronic (online) functionality, Users are able to monitor their account value and holdings and set alerts to keep track of their account's current investments. The App incorporates and displays real time NBBO quotes from a market data vendor (Activ Financial) for Users to reference when submitting orders.

All User orders are self-directed by the Users; the Broker Dealer Operator does not employ registered representatives to solicit orders from Users or make recommendations. Users can enter and cancel orders directly onto the ATS, through the App, after the orders have passed the ATS's internal pre-trade controls. ATS internal pre-trade controls for User orders include maximum order quantity and size (10,000 shares and $10,000), sufficient cash to enter a buy order and sufficient position to enter a sell order. There is no maximum order quantity and size for Get Out orders.

The Broker Dealer Operator conducts all necessary User validation, trade review, and other requirements in accordance with applicable rules and regulations, including without limitation, AML rules. The ATS only allows orders to be entered in NMS stocks. Users register and create an account with the Broker Dealer Operator via the web-based or mobile application. The account opening process collects all pertinent information from the subscriber: name, age, home address, tax ID and all other required information. All User orders are self-directed and the Broker Dealer Operator does not make recommendations, therefore the Broker Dealer Operator is not required to conduct a suitability review of User orders or account activity. Each User is required to electronically sign a User Agreement, which will set forth the parameters and restrictions on the use of the App. Users are also provided with a copy of the Broker Dealer Operator's Privacy Policy.

USTA acts as the sole Super User through its proprietary trading account. USTA in its capacity as Super User enters orders algorithmically into the ATS, only in response to liquidity requests from the ATS, to provide execution for User orders in the ATS. USTA does not receive liquidity requests for extended hours orders during extended hours trading or enter orders into the ATS for extended hours trading.

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Applicable Item numbers in Part III are listed below, where the use of the product or service is explained further.

Item 5 - Users enter orders manually via the ATS App and the USTA uses API to enter orders

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algorithmically.

Item 7 – The Broker Dealer Operator offers Users the ability to enter market, limit and Get Out orders and the USTA the ability to enter Market Peg orders. Market and Market Peg orders are Day orders. Limit orders can be Day, Day plus Extended, GTD or GTD plus Extended orders. Get Out orders are GTD orders.

Item 8 - User orders cannot exceed $10,000 value or 10,000 shares, except for Get Out orders. USTA orders cannot exceed $100,000 or 50,000 shares. Odd lot orders and mixed lot orders are treated the same as round lot orders

Item 11 - Users initiate orders manually via the App. USTA orders are generated algorithmically only in response to liquidity requests generated by unmatched User orders. Users are not permitted to enter sell short orders. USTA can sell short with a documented locate and cannot sell short at or below the bid if short sale price restricted.

Part III: **Manner of Operations**

Item 4:   <u>Hours of Operations</u>

a. Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.
Orders are executed from 9.30 AM EST to 4 PM EST Monday to Friday except on Market holidays. Orders are accepted for extended hours trading and the ATS routes these orders to USTT during extended hours for USTT to execute in a riskless principal capacity outside of market hours from 8 AM EST to 9.30 AM EST and from 4 PM EST to 6 PM EST. Customer service hours are 9 AM EST to 5 PM EST, Monday Through Friday. Limit, Get Out and peg orders can be entered at any time and market orders can be entered during regular market hours. Order entry and cancellation are not permitted during system maintenance timings from 6PM EST to approximately 11PM EST.

b. Are the hours of operations the same for all Subscribers and the Broker-Dealer Operator?

Yes No

If no, identify and explain any differences.

USTA does not enter orders into the ATS for extended hours trading.

Item 7:   <u>Order Types and Attributes</u>

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:
   i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a

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new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

The ATS offers Users the ability to enter market and limit orders. The ATS offers USTA the ability to enter Market Peg orders. Market Peg orders are pegged to the passive side of the market. It also offers Users the ability to enter a Get Out order. A Get Out order is a customer instruction to sell the entire long position in a security at the time the get out price triggers. The get out price triggers when the last traded price of the security is at or below the get out price. The order includes a get out price and a quantity long at the time of the new order, with customer instructions to cancel all open sell orders of that security (if any) and initiate a market sell order for the entire long position when the get out price triggers. Orders are ranked by price/time priority. USTA orders are de-prioritized if a User order is received at the same price regardless of time of entry. No order modifications are offered. Canceled and replaced orders are given a new timestamp and are reprioritized.

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

Market orders are executed ahead of limit orders, even if the limit order is marketable. The entire order book is not displayed, however USTA, in its capacity as Super User, receives liquidity requests from the ATS,, which includes the symbol and side of the customer order that requires a contra USTA order and does not receive any additional customer order information. USTA does not receive liquidity requests for extended hours orders during extended hours trading or enter orders into the ATS for extended hours trading.

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

Not applicable. The ATS does not support post-only orders.

iv. order types that adjust their price as changes to the order book occur (*e.g.*, price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

Users do not have the ability to enter pegged orders. USTA has the ability to enter pegged orders, but such orders are de-prioritized if a User order is received at the same price. USTA orders are registered with OATS as an ATS Order Type: Market Peg. A Market Peg order is a system generated order on behalf of USTA pegged to the market (Sells to the offer price/Buys to the bid price). USTA enters Market Peg orders into the ATS, in response to liquidity requests from the ATS which include the symbol and side of the User order that requires a contra USTA order, and only executes User buy orders at the NBO and User sell orders at the NBB. USTA does not receive liquidity requests for extended hours orders during extended hours trading or enter orders into the ATS for extended hours trading.

v. whether an order type is eligible for routing to other Trading Centers;

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All User order types are eligible to be routed to USTT and are not routed to any other Trading Center.

vi. the time-in-force instructions that can be used or not used with each order type;

Orders in the ATS are Day Orders, Day plus Extended Orders, ~~or~~ Good-Til-Date (GTD) Orders or GTD plus Extended Orders.~~, which~~ GTD Orders remain in force for 30 days from the date of entry. Market Orders are only accepted as Day Orders. Get Out Orders are only accepted as GTD orders.

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

The ATS offers Users the ability to enter a Get Out order. A Get Out order is a customer instruction to sell the entire long position in a security at the time the get out price triggers. The get out price triggers when the last traded price of the security is at or below the get out price. The order includes a get out price and a quantity long at the time of the new order, with customer instructions to cancel all open sell orders of that security (if any) and initiate a market sell order for the entire long position when the get out price triggers

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

All order types available to Users are available across all forms of connectivity to the App (website and mobile). USTA has the ability to enter pegged orders when connected via the proprietary OMS.

Item 9: Conditional Orders and Indications of Interest

a. Does the NMS Stock ATS send or receive any messages indicating trading interest (*e.g.*, IOIs, actionable IOIs, or conditional orders)?

Yes No

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

During regular trading hours, ~~T~~the ATS sends liquidity requests to USTA. The liquidity request indicates the ATS matching engine has a User order with no contra side order it can match with. The liquidity request provides the symbol along with the side of the market requiring a contra order and does not include the size or price of the User order. These messages are sent by the ATS matching engine and may result in USTA entering an order into the ATS. If USTA does not enter an order into the ATS, the liquidity request will continue repeating while there is an open User order. Time parameters for the liquidity request repeating depends on the frequency of ATS matching engine events (E.g. new order, execution etc.) and the ATS matching engine will send a liquidity request after each event, if there is an open User order with no contra side order it can match with.
USTA, in its capacity as Super User, only receives liquidity requests from the ATS and does not receive any additional customer order information. USTA does not receive liquidity requests for extended hours orders during

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extended hours trading or enter orders into the ATS for extended hours trading.
For short sale restricted stocks, if USTA does not enter a contra buy order, and User sell orders cannot be matched, the ATS will route any unmatched quantity of the User order to USTT for USTT to execute in a riskless principal capacity. The unmatched quantity of the User order is routed to USTT within milliseconds. During regular hours trading, in scenarios described in Part 3, Item 20, the Broker-Dealer Operator may use its discretion to determine if the trading system is not functioning correctly to route User buy and sell orders to USTT for USTT to execute in a riskless principal capacity.

Item 10: Opening and Reopening

a. Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

The ATS follows regular trading hours according to the New York Stock Exchange hours. The ATS accepts order for extended hours trading and routes these orders to USTT during extended hours trading for USTT to execute in a riskless principal capacity. Extended hours orders will not be matched or executed in the ATS during extended hours trading. Orders are priced, prioritized, and matched for execution according to price/time priority. Executions in the ATS can occur when the NBBO is published during regular trading hours and after the opening or re-opening print on the primary listing exchange for a security. Limit, Get Out and peg orders can be entered at any time including during a trading stoppage. However, orders cannot be entered or canceled during system maintenance timings from 6PM EST to approximately 11PM EST. Market orders can only be entered during regular trading hours after the opening or re-opening print on the primary listing exchange for a security and not during a trading stoppage. The ATS does not employ any special opening or re-opening processes, auctions or order types.

b. Are the processes and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator?

Yes No

If no, identify and explain any differences.

USTA does not enter orders into the ATS for extended hours trading.

c. Explain how unexecuted orders and trading interest are handled at the time the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

Limit, Get Out and peg orders can be entered at any time including during a trading stoppage. However, orders cannot be entered or canceled during system maintenance timings from 6PM EST to approximately 11PM EST. Market orders can only be entered during regular trading hours after the opening or re-opening print on the primary listing exchange for a security and not during a trading stoppage. The ATS does not employ any special opening or re-opening processes, auctions or order types. Orders are queued in price/time priority prior to the start of trading or during a stoppage of trading. During a stoppage, market orders are canceled and only limit, Get Out and peg orders can be entered. At the end of the regular trading session, all market and peg orders expire. Limit orders with a Day time in force expire at the end of the regular session or limit orders with a Day plus Extended time in force expire at the end of the PM extended session, unless they are entered as GTD to remain open for 30 days. When the ATS begins regular trading, any unexecuted portion of extended hours orders routed to USTT will be cancelled and the original order will

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remain in the ATS and be eligible for matching and execution in the ATS.

d. Are the processes or procedures governing unexecuted orders and trading at the time the NMS Stock ATS begins regular trading at the start of regular trading hours, or following a stoppage of trading in a security during regular trading hours, the same for all Subscribers and the Broker-Dealer Operator?

Yes No

If no, identify and explain any differences.

USTA does not enter orders into the ATS for extended hours trading.

e. Are there any differences between pre-opening executions, executions following a stoppage of trading in a security during regular trading hours, and/or executions during regular trading hours?

Yes No

If yes, identify and explain the differences.

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

The Broker Dealer Operator offers a trading App accessible by Users (the Broker Dealer Operator's customers) using a smart phone, tablet or computer, through a mobile application or a web browser. When a User enters an order to buy or sell via the web-based or mobile application, the App checks the order book to determine if another User has submitted a contra side buy or sell order with which it can be matched. Orders are only matched if the match price is at or within the public NBBO at the time of the match.

During regular hours, Tthe ATS Matching engine crosses User orders against other User orders and if no contra User order is available for matching, it will send a liquidity request to USTA to enter a contra order. If USTA does not enter an order into the ATS, the liquidity request will continue repeating while there is an open User order. Time parameters for the liquidity request repeating depends on the frequency of ATS matching engine events (E.g. new order, execution etc.) and the ATS matching engine will send a liquidity request after each event, if there is an open User order with no contra side USTA order. Orders are queued in the Matching engine by price-time priority. USTA does not receive liquidity requests for extended hours orders during extended hours trading or enter orders into the ATS for extended hours trading.

The ATS has an arrangement with USTT to accept routed orders from the ATS, described in more detail below. USTT is the only Trading Center that the Broker Dealer Operator may route User orders to from the ATS. Trades are executed by USTT on a riskless principal basis. If USTT receives a routed User order, it will route a Firm order to the street, representative of the User order at USTT. If the Firm representative order is executed with the street, USTT executes the User order at the same price and quantity as the Firm representative order. The ATS receives the execution from USTT, marks the original order as complete and the order no longer remains in the

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ATS. USTT reports the trade with the User as the counterparty to the trade in a riskless principal capacity.

For short sale restricted stocks, if USTA does not enter a contra buy order, and User sell orders cannot be matched in the ATS, the ATS will route any unmatched quantity of the User order to USTT for USTT to execute in a riskless principal capacity. The liquidity request will continue repeating (based on time parameters mentioned above) while there is a User order routed to USTT. In this scenario, the original order remains in the ATS and the ATS will route any unmatched quantity of the original order as a day order to USTT. While the routed order is open with USTT, the original order in the ATS cannot be executed in the ATS. At the end of the regular trading session, any unexecuted portion of the original order will expire, if a day order, or remain in the ATS order book, if a GTD order. At the start of the next regular trading session, the original GTD order will be open in the ATS order book, and if the ATS does not match it with another User order, the ATS will send a liquidity request to USTA. If USTA is unable to enter a contra buy order, the ATS will route any unmatched quantity of the original order as a day order to USTT.

During extended hours trading, the ATS will accept User buy and sell orders with a time in force of extended hours and route these orders to USTT for USTT to execute in a riskless principal capacity. Extended hours orders will not be matched or executed in the ATS during extended hours trading. If the extended hours order is entered outside the regular trading session, the original order remains in the ATS and at the start of the extended trading session the ATS will route the full quantity of the original order to USTT. While the routed order is open with USTT, the original order in the ATS cannot be executed in the ATS. At the end of the extended trading session, any unexecuted portion of the routed order will be cancelled and the original order will remain in the ATS. The extended hours will be eligible for matching in the ATS if the next session is the regular session, or any unexecuted portion will be routed to USTT if the next session is the extended session. If an extended hours order is entered during the regular session, it will be eligible for matching and execution in the ATS during the regular session. At the end of the regular session, any unexecuted portion of the extended hours order will route to USTT for the next extended session.

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USTA does not receive liquidity requests for extended hours orders during extended hours trading or enter orders into the ATS for extended hours trading.

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During regular hours trading, in scenarios described in Part 3, Item 20, the Broker-Dealer Operator may use its discretion to determine if the trading system is not functioning correctly to route User buy and sell orders to USTT for USTT to execute in a riskless principal capacity.

For regular hours trading, ~~I~~if USTA does not enter a sell order into the ATS in response to a liquidity request, the ATS will designate that stock as Limited Liquidity. USTA will continue to receive liquidity requests for a Limited Liquidity stock. If a stock is Limited Liquidity, User buy market orders cannot be entered and the User will receive an error message that only Limit orders are permitted. Open User buy market orders will be cancelled. All other User orders can be entered and will not be cancelled for a Limited Liquidity stock, including market sell orders, marketable buy and sell limit orders, non-marketable buy and sell limit orders and Get Out orders.

For regular hours trading, ~~I~~if a User enters an order that is outside the NBBO, the order remains in the system until the NBBO moves to a point where the order can be matched; if there is no match, the order either expires at the end of the day, if a day order, or remains in the ATS order book until expiry, if a GTD order. GTD orders have a maximum time in force of 30 calendar days and Users are notified through the App of order expirations. Market orders that are entered outside regular trading hours are not accepted by the system.

For extended hours trading, if USTT receives a routed User order and is unable to locate the stock, that stock will be designated as Limited Liquidity. If the ATS designates a stock as Limited Liquidity during the extended session, new User buy limit orders will be cancelled. User sell limit orders will not be cancelled.

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Users are notified of an execution or cancellation of an order in real-time via the App. All executed transactions are at or within the NBBO. Upon receipt of an order that can be matched, the platform executes it and the Broker Dealer Operator's back office system reports the execution to a recognized regulatory reporting facility real-time and to the Broker Dealer Operator's clearing broker, Electronic Transaction Clearing, Inc. (ETC), at the end of day. The Broker Dealer Operator monitors all User positions and clear and settle those positions on an omnibus basis with ETC.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes No

If no, identify and explain any differences.

Users initiate orders manually via the App. During regular trading hours, Tthe ATS Matching engine crosses User orders against other User orders and if no contra User order is available for matching, it will send a liquidity request to USTA to enter a contra order, in its capacity as Super User. A liquidity request includes the symbol and side of the User order that requires a contra USTA order and does not include the price or quantity of the User order. USTA's orders are generated algorithmically only in response to liquidity requests generated by unmatched User orders. Orders are queued in the Matching engine by price-time priority and USTA orders are de-prioritized to User orders. USTA does not receive liquidity requests for extended hours orders during extended hours trading or enter orders into the ATS for extended hours trading.

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c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Priority: market orders have first priority. Orders are then ranked by price/time priority. USTA orders are de-prioritized to User orders when the orders are at the same price.

Pricing methodologies and Price improvement functionality: all trades are priced at or within the public NBBO (accounting for Limit Up/Limit Down). User to User trades will provide equal price improvement to both users at the midpoint between the two orders. USTA enters Market Peg orders into the ATS, in response to liquidity requests from the ATS which include the symbol and side of the User order that requires a contra USTA order, and only executes User buy orders at the NBO and User sell orders at the NBB. As such, User orders executed with USTA as the counterparty do not receive price improvement.

Allocation: there is no hidden quantity in the order book. All orders are allocated based on price/time priority.

Matching/Execution of orders and trading interest:
Trade executions occur between orders with the highest priority. ATS prints trade prices between max of National Best Bid or Limit Down (NBB, LD) and min of National Best Offer or Limit Up (NBO, LU) subjected to the limit prices of limit orders. ATS doesn't execute orders when the ATS determines the consolidated quote is incomplete, invalid or stale based on parameters set by the Broker Dealer Operator for acceptable latency and best execution in the ATS, when a security is halted in the market or orders are originated from the same account. ATS doesn't provide any rebates for liquidity providers or takers. Quote changes and entry of new orders result in reprioritization and execution of trades (when there are eligible orders to match).

During regular trading hours, ~~T~~the ATS Matching engine crosses User orders against other User orders and if no contra User order is available for matching, it will send a liquidity request to the USTA to enter a contra order. A liquidity request includes the symbol and side of the User order that requires a contra USTA order. If USTA does not enter an order into the ATS, the liquidity request will continue repeating while there is an open User order. Time parameters for the liquidity request repeating depends on the frequency of ATS matching engine events (E.g. new order, execution etc.) and the ATS matching engine will send a liquidity request after each event, if there is an open User order with no contra side USTA order. USTA does not receive liquidity requests for extended hours orders during extended hours trading or enter orders into the ATS for extended hours trading.

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For short sale restricted stocks, if USTA does not enter a contra buy order, and User sell orders cannot be matched in the ATS, the ATS will route any unmatched quantity of the User order to USTT for USTT to execute in a riskless principal capacity. The liquidity request will continue repeating (based on time parameters mentioned above) while there is a User order routed to USTT. In this scenario, the original order remains in the ATS and the ATS will route as a day order to USTT. At the end of the regular trading session, any unexecuted portion of the original order will expire, if a day order, or remain in the ATS order book, if a GTD order. At the start of the next regular trading session, the original GTD order will be open in the ATS order book, and if the ATS does not match it with another User order, the ATS will send a liquidity request to USTA. If USTA is does not enter a contra buy order, the ATS will route any unmatched quantity of the original order as a day order to USTT.

During extended hours trading, the ATS will accept User buy and sell orders with a time in force of extended hours and route these orders to USTT for USTT to execute in a riskless principal capacity. Extended hours orders will not be matched or executed in the ATS during extended hours trading. If the extended hours order is entered outside the regular trading session, the original order remains in the ATS and at the start of the extended trading session the ATS will route the full quantity of the original order to USTT. While the routed order is open with USTT, the original order in the ATS cannot be executed in the ATS. At the end of the extended trading session, any unexecuted portion of the routed order will be cancelled and the original order will remain in the ATS. The extended hours will be eligible for matching in the ATS if the next session is the regular session, or any unexecuted portion will be routed to USTT if the next session is the extended session. If an extended hours order is entered during the regular session, it will be eligible for matching and execution in the ATS during the regular session. At the end of the regular session, any unexecuted portion of the extended hours order will route to USTT for the next extended session.

USTA does not receive liquidity requests for extended hours orders during extended hours

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trading or enter orders into the ATS for extended hours trading.

During regular hours trading, in scenarios described in Part 3, Item 20, the Broker-Dealer Operator may use its discretion to determine if the trading system is not functioning correctly to route User buy and sell orders to USTT for USTT to execute in a riskless principal capacity.

USTA will not enter a contra order into the ATS if unable or unwilling for financial reasons, or unable or unwilling to fill customer orders in volatile or thinly traded markets or in other difficult market conditions.

Price protection mechanisms: all orders are executed at or within the public NBBO. The Broker-Dealer Operator uses a third-party vendor, BestXStats to analyse best execution and routing statistics for ATS orders.

Short sales: Users are not permitted to enter sell short orders. USTA can sell short with a documented locate and cannot sell short at or below the bid if short sale price restricted.

Locked-crossed markets: orders will not be matched during locked-crossed markets.

Handling of execution errors: in the case of execution errors, the Broker Dealer Operator will evaluate trades and adjust prices as necessary in accordance with the Broker Dealer Operator's Erroneous Transactions procedures. The Broker Dealer Operator handles executions at clearly erroneous prices consistent with the applicable rules of the self-regulatory organizations. The Erroneous Transactions procedures requires that bona fide errors involving the ATS be recorded in the Broker Dealer Operator's error account and reported to a designated principal. If, as a result of an error, the Broker Dealer Operator agrees to an adjustment in price, quantity or other term with one side to the trade but not the other side, the Broker Dealer Operator will effect that adjustment outside of the ATS. The adjustment may require the Broker Dealer Operator to take on a principal position. When trading out of the principal position, the Broker Dealer Operator does not access the ATS.

If a User believes his/her trade has a bona fide error, they can raise the error to the Broker Dealer Operator's support desk or a bona fide error may be identified by the Broker Dealer Operator. After evaluating the activity to confirm it is a bona fide error, the designated principal can correct the error in a manner that attempts to place the User in the same position had the error not occurred. The designated principal or delegate reviews execution errors daily or as they occur to ensure that they are handled in accordance with the Broker Dealer Operator's procedures.

Time-stamping of orders and executions: the ATS timestamps the order when it's received, matched, cancelled or expired.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

Yes No

If no, identify and explain any differences.

The ATS has different non-discretionary rules and procedures for Users and USTA. USTA orders are de-prioritized to User orders when the orders are at the same price. USTA orders are generated algorithmically only

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in response to liquidity requests generated by unmatched User orders. USTA enters Market Peg orders into the ATS and USTA only executes User buy orders at the NBO and User sell orders at the NBB. USTA can sell short with a documented locate and cannot sell short at or below the bid if short sale price restricted. USTA does not receive liquidity requests for extended hours orders during extended hours trading or enter orders into the ATS for extended hours trading.

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Item 13: Segmentation; Notice

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

Yes No

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

(i) a description for how orders and trading interest are segmented

Orders are segmented by user type. USTA orders are separated from User orders and de-prioritized in the order book.

(ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each;

User order category: market, limit day, limit day plus extended, limit GTD, limit GTD plus extended and Get Out orders

USTA orders are classified as a Market Peg orders: A Market Peg system generated order on behalf of the Super User pegged to the market (sells to the offer price/buys to the bid price). USTA enters Market Peg orders into the ATS, in response to liquidity requests from the ATS which include the symbol and side of the User order that requires a contra USTA order, and only executes User buy orders at the NBO and User sell orders at the NBB. As such, User orders executed with USTA as the counterparty do not receive price improvement.

(iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect;

A User must be an individual or legal entity and is subject to order size limitations. USTA, in its capacity as Super User must meet minimum equity requirements.

(iv) any procedures for overriding a determination of segmented category; and

None

(v) how segmentation can affect order interaction.

Orders are segmented by user type. USTA orders are separated from User orders and de-prioritized in the order book. A USTA order cannot interact with another USTA order.

Item 16: Routing

a. Can orders and trading interest in the NMS Stock ATS be routed to a destination outside the NMS Stock ATS?

Yes No

b. If yes to Item 16(a), must affirmative instructions from a Subscriber be obtained before its orders or trading interest can be routed from the NMS Stock ATS?

Yes No

If yes, describe the affirmative instruction and explain how the affirmative instruction is obtained. If no, explain when orders in the NMS Stock ATS can be routed from the ATS (e.g., at the discretion of the Broker-Dealer Operator).

During regular hours trading, Tthe ATS Matching engine crosses User orders against other User orders and if no contra User order is available for matching, it will send a liquidity request to USTA to enter a contra order. A liquidity request includes the symbol and side of the User order that requires a contra USTA order and does not include the price or quantity of the User order. If USTA does not enter an order into the ATS, the liquidity request will continue repeating while there is an open User order. Time parameters for the liquidity request repeating depends on the frequency of ATS matching engine events (E.g. new order, execution etc.) and the ATS matching engine will send a liquidity request after each event, if there is an open User order with no contra side USTA order. USTA does not receive liquidity requests for extended hours orders during extended hours trading or enter orders into the ATS for extended hours trading.

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The ATS has an arrangement with USTT to accept routed orders from the ATS, described in more detail below. USTT is the only Trading Center that the Broker Dealer Operator may route User orders to from the ATS. Trades are executed by USTT on a riskless principal basis. If USTT receives a routed User order, it will route a Firm order to the street, representative of the User order at USTT. If the Firm representative order is executed with the street, USTT executes the User order at the same price and quantity as the Firm representative order. The ATS receives the execution from USTT, marks the original order as complete and the order no longer remains in the ATS. USTT reports the trade with the User as the counterparty to the trade in a riskless principal capacity

For short sale restricted stocks, if USTA does not enter a contra buy order, the ATS will route any unmatched quantity of the User sell order to USTT for USTT to execute in a riskless principal capacity. The liquidity request to USTA will continue repeating (based on time parameters mentioned above) while there is a User order routed to USTT. In this scenario, the original order remains in the ATS and the ATS will route any unmatched quantity of the original order as a day order to USTT. At

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the end of the regular trading session, any unexecuted portion of the original order will expire, if a day order, or remain in the ATS order book, if a GTD order. At the start of the next regular trading session, the original GTD order will be open in the ATS order book, and if the ATS does not match it with another User order, the ATS will send a liquidity request to USTA. If USTA is unable to enter a contra buy order, the ATS will route any unmatched quantity of the original order as a day order to USTT.

During extended hours trading, the ATS will accept User buy and sell orders with a time in force of extended hours and route these orders to USTT for USTT to execute in a riskless principal capacity. Extended hours orders will not be matched or executed in the ATS during extended hours trading. If the extended hours order is entered outside the regular trading session, the original order remains in the ATS and at the start of the extended trading session the ATS will route the full quantity of the original order to USTT. While the routed order is open with USTT, the original order in the ATS cannot be executed in the ATS. At the end of the extended trading session, any unexecuted portion of the routed order will be cancelled and the original order will remain in the ATS. The extended hours will be eligible for matching in the ATS if the next session is the regular session, or any unexecuted portion will be routed to USTT if the next session is the extended session. If an extended hours order is entered during the regular session, it will be eligible for matching and execution in the ATS during the regular session. At the end of the regular session, any unexecuted portion of the extended hours order will route to USTT for the next extended session.

USTA does not receive liquidity requests for extended hours orders during extended hours trading or enter orders into the ATS for extended hours trading.

During regular hours trading, in scenarios described in Part 3, Item 20, the Broker-Dealer Operator may use its discretion to determine if the trading system is not functioning correctly to route User buy and sell orders to USTT for USTT to execute in a riskless principal capacity.

Item 18: Trading Outside of Regular Trading Hours

a. Does the NMS Stock ATS conduct trading outside of its regular trading hours?

Yes No

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b. If yes to Item 18(a), are there any differences between trading outside of regular trading hours and trading during regular trading hours in the NMS Stock ATS?

Yes No

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If yes, identify and explain the differences.

During extended hours trading, the ATS will accept User buy and sell orders with a time in force of extended hours and route these orders to USTT for USTT to execute in a riskless principal capacity. USTA will not receive liquidity requests during extended hours for extended hours orders and extended hours orders will not be executed in the ATS during extended hours trading.

For extended hours trading, if USTT receives a routed User order and is unable to locate the stock, that stock will be designated as Limited Liquidity. If the ATS designates a stock as Limited Liquidity during the extended session, new User buy limit orders will be cancelled. User sell limit orders will not be cancelled. Market orders are not accepted for extended hours trading. Get Out orders may be entered but are not executed during extended hours trading.

c. If yes to Item 18(a), is the treatment of orders and trading interest outside of regular trading hours the same for all Subscribers and the Broker-Dealer Operator?

Yes No

If no, identify and explain any differences.

USTA does not receive liquidity requests for extended hours orders during extended hours trading and does not enter orders into the ATS for extended hours trading.

Item 20: Suspension of Trading

a. Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.

The ATS halts trading in a security due to market-wide trading halts (e.g. LULD trading pause, single stock circuit breaker or regulatory halt). During a trading halt, only Limit, Get Out and peg orders can be entered, market orders cannot be entered. A User or USTA may cancel their order during a trading halt and any open market orders will be cancelled during a trading halt.

The ATS suspends trading in a security for an upcoming corporate action (e.g. dividend, split) from approximately 8PM ET on the trading day prior to ex-date, until market open on the next trading day. The ATS may suspend trading of all or specific securities upon approval by the CEO or delegate. During a trading suspension for a security, all open orders will be cancelled by the ATS and no new orders can be entered.

The ATS may use discretion to suspend or halt trading in a specific security in instances of suspicious activity in the security or if information on the security appears inaccurate or incomplete (e.g. corporate action issue or incomplete security information). ~~or~~The ATS may use discretion to halt~~stop~~ trading only on the ATS due to a system issue (e.g. inaccurate data feed). If trading is halted only on the ATS due to suspicious activity, inaccurate or incomplete security information or a system issue, the Broker-Dealer Operator may use its discretion to route all User buy orders and/or all User sell orders to USTT for a specific security or all securities. If this routing is enabled from the ATS to USTT, these User orders will be accepted by the ATS and routed to USTT for USTT to execute in a riskless principal capacity. The original order remains in the ATS and the ATS will route any unmatched quantity of the original order as a day order to USTT. While the routed order is open with USTT, the original order in the ATS cannot be executed in the ATS. Once the Broker-Dealer Operator has determined the inaccuracy or issue has been resolved, it will stop routing these orders to USTT and any unexecuted portion of the routed order will be cancelled and the original order will remain in the ATS and trading will resume on the ATS.

The ATS will not execute orders during a locked/crossed market and will only execute orders after the opening or re-opening print on the primary listing exchange for a security.

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b. Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker-Dealer Operator?

Yes No

If no, identify and explain any differences.